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                                                                   EXHIBIT 21




                        SUBSIDIARIES OF REGISTRANT



The following is a listing of Subsidiaries of the Corporation, their jurisdictions of incorporation, and the name under which they do business. Each is wholly owned. Certain subsidiaries are not listed since, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary as of December 31, 1994.


                                                Jurisdiction of
           Name of Subsidiary                    Incorporation

       Hershey Canada Inc.                          Canada
       Hershey Holding Corporation                  Delaware
       Homestead, Inc.                              Delaware
       Sperlari S.r.l.                              Italy